NJ TEAMSTERS FC LLC

REGULATION CF OFFERING OF
SERIES A PREFERRED UNITS
TERM SHEET

This Term Sheet ("**Term Sheet**") summarizes the principal terms of a proposed Regulation CF offering (the "**Offering**") of Series A Preferred Units (the "**Preferred Units**") of NJ TEAMSTERS FC LLC, a New Jersey limited liability company.

Issuer:	NJ Teamsters FC LLC, A New Jersey limited liability company (the "**Company**").
Purchasers:	One or more investors who may be accredited or non-accredited (the "**Purchasers**").
Current Ownership	The Company has a total of 2,000,000 Common Units outstanding. All of the outstanding Common Units are owned by Alexsi and Sibrena Geraldino, who are the members of the board of managers of the Company (the "**Managing Members**").
Portal:	Wefunder Portal LLC is a funding portal member of FINRA and a subsidiary of Wefunder, Inc. and is hosting the Offering on its website at www.wefunder.com.
Securities Offered and Purchase Price:	The Company is offering a minimum of 32,259 Preferred Units ($50,001.45) (the "**Target Amount**") and up to a maximum of 161,290 Preferred Units ($249,999.50) for $1.55 per Preferred Unit. The Company desires to raise up to $249,999.50 in this Offering. If all of the securities offered are sold, the Purchasers' Preferred Units will represent, in the aggregate, a 7.46% membership interest in the Company giving the Company a pre-money valuation of $3,100,000 and a post-money valuation of $3,349,999.50.
Capitalization:	As of the date of this Term Sheet the Company has a total of 2,000,000 Common Units outstanding, no P Units (non voting profits interests) outstanding and no Preferred Units outstanding. The Company does not have outstanding any derivative securities that are convertible, exchangeable or exercisable for Common Units.
Target Amount	No closing of the Offering may occur until the Company has valid subscription funds in escrow in an amount equal to at least the Target Amount.
Anticipated Proceeds:	The anticipated maximum gross proceeds of the Offering are Two Hundred Forty Nine Thousand, Nine Hundred Ninety Nine Dollars and Fifty Cents ($249,999.50). The proceeds of the Offering, net of expenses, will be utilized as described in the Offering Statement filed with the Securities and Exchange Commission relating to the Offering and made available through Wefunder.com, the website maintained by the Portal for the Offering.

Preferred Units: Following is a summary of the terms of the Preferred Units:

- Each Preferred Unit being issued in this Offering has a stated value per Preferred Unit of $1.55 (the "**Preferred Value**").

- If the Company is profitable, then it is required to make tax distributions to its members to provide liquidity for the payment of taxes arising from allocations of profits to members to the extent of the tax payment obligation at the highest applicable marginal tax rate with such tax distributions reducing dollar for dollar distributions subsequently payable to the members as provided for below.

- Distributions accrue on the Preferred Units at a rate of five percent (5%) per annum ("**Preferred Return**") of the Preferred Value until the Preferred Value and all accrued, but unpaid Preferred Return, have been paid in full.

- The Company cannot make any distributions to the holders of Common Units or P Units (other than tax distributions) until the Preferred Value and accrued but unpaid Preferred Return on the Preferred Units have been paid in full.

- After the Preferred Value and accrued, but unpaid, Preferred Return has been paid in full, holders of Common Units who have made capital contributions to the Company will receive the return of their aggregate capital contribution without any preferred return or interest thereon.

- After the Preferred Value and all accrued but unpaid Preferred Return has been paid in full to the holders of the Preferred Units and holders of Common Units who have made capital contributions to the Company receive the return of their aggregate capital contributions, distributions will be made to the holders of Common Units, Preferred Units and P Units on a pro rata basis based upon their respective percentage interests in the Company; provided that holders of P Units shall only receive distributions above the applicable Threshold Amount (as defined in the Operating Agreement).

- Any and all Dividends and other distributions (other than tax distributions, which shall be mandatory) shall be made as and when declared by the Board (as defined below) in its sole and absolute discretion from the after-tax profits of the Company, if any.

- The Preferred Units are not redeemable.

- The Preferred Units do not have any voting rights, except that the consent of the holders of the Preferred Units voting as a single class is required to approve any amendment to the Company's operating agreement, certificate of designation or articles of organization that materially adversely affects the rights of the holders of the Preferred Units. Notwithstanding the foregoing, the Managing Member may create other series of Units that are senior to, or on parity with, the Preferred Units without the need to obtain the consent of the holders of the Preferred Units.

- The Company has the right to convert the Preferred Units to Common Units at any time from and after the date that the holders of the Preferred Units have received their Preferred Return and the return of their Stated Value.

- The Company has the right to cause the conversion of the Company from a limited liability company to a corporation in which case the holders of the Preferred Units (if they have not converted to common units) will receive preferred stock of the new corporation that has rights substantially equivalent to the rights associated with the Preferred Units.

Transfer Restrictions: The Preferred Units are subject to significant restrictions on transfer. Except for certain permitted transfers (e.g., transfers to family members), any transfer of the Preferred Units requires the consent of the Board of Managers of the Company which may be given or withheld in the sole discretion of the Board. Furthermore, once consent of the Board is given, any transfer would also be subject to a right of first refusal in favor of the Company.

Management: The overall management and control of the business and administrative affairs of the Company is vested in a Board of Managers (the "**Board**") consisting currently of two people, Alexsi and Sibrena Geraldino, who are also the Managing Members of the Company.

Risks: An investment in the Company is highly speculative and subject to several risks, including, without limitation, the risk factors disclosed in the Form C for this offering that was filed with the SEC and available on the Company's offering page on the wefunder.com website maintained by the Portal.

Closing Conditions The closing shall be subject to customary closing conditions.

Documentation: The definitive documentation will principally consist of a Subscription Agreement and the Operating Agreement.

Governing Law: New Jersey